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EXHIBIT 21

CONTACT:    Judith Henkels, President Precis, Inc.
            405-292-4900, 1-800-917-6278 info@precis-pcis.com

PRECIS, INC. REPORTS RECORD FOURTH QUARTER AND END OF THE YEAR RESULTS NET INCOME INCREASES FOR FOURTH CONSECUTIVE QUARTER

NORMAN, OKLAHOMA, February 4, 2002. Precis, Inc. (NASDAQ:PCIS) today reported the unaudited results for the three and twelve-month periods ended December 31, 2001. (see table)

    For the three months ending December 31, 2001, the Company had net income of $1,240,283 before taxes on revenues of $8,375,328. Net income applicable to common shareholders was $2,189,663 or $0.19 earnings diluted per share. The net income included a one-time tax benefit of $1,544,327 related to the recognition of tax loss carryforwards that were not previously recognized. Proforma earnings per share without this one time benefit are $0.06 per
share.   This compares to a net loss of $16,840 in the fourth quarter of the prior year.

    For the year ending December 31, 2001, the Company had net income before taxes of $2,776,924 on revenues of $22,358,171. Net income applicable to common shareholders was $3,161,349 or $0.39 diluted per share. This compares to revenues of $595,182 and a net loss of $492,394 for the year ending December 31, 2000. Proforma earnings per share excluding the one time tax benefit were $0.20 for the year.

    In December 2001 the Company recorded the issuance of an additional 4,802,287 shares of stock that were the result of an earnout by the former shareholders of The Capella Group, Inc. which was merged into Precis in June, 2001 and Foresight, Inc., which was purchased in December, 2000. No additional shares will be issued as the result of these earnouts. The issuance of these shares significantly impacted the earnings per share numbers in the fourth quarter and for the year as a whole.

    The Company's continued increase in revenues and earnings is attributable to its transition to a membership marketing company as a result of the merger-acquisition of Foresight, Inc. and The Capella Group. It should be noted that the year-end results only include seven months of revenue and earnings from the Capella merger.

    "As our revenues illustrate, the Care Entree healthcare savings program is an affordable option for millions of Americans searching for a solution to the skyrocketing costs of healthcare," said Paul Kruger, Precis Chairman and CEO. "We are looking forward with excitement and enthusiasm towards the opportunities that 2002 will bring."

    "The Care Entree product, combined with our network marketing sales force have been the keys to our success," added Judith H. Henkels, President of both Care Entree and Precis. "Part of our focus for growth in 2002 is to target the

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thousands of businesses and groups searching for cost effective healthcare with an unbeatable package that includes a high-deductible policy through our new SmartCare Insurance Agency and the Care Entree savings program."

    Precis, Inc. is a national membership marketing company that provides membership programs to a variety of industries including; healthcare, retail, banking, consumer finance, and member-based associations. Its leading program, Care Entree, is marketed as a membership-based healthcare savings program designed to significantly reduce out-of-pocket medical expenses at affordable rates to the consumer while helping the medical community receive accelerated payment for their services.

    For more information on Precis, its subsidiaries Care Entree or SmartCare Insurance Agency LLC, visit www.precis-pcis.com, www.careentree.com and www.smartcareinsurance.com, respectively.

    This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations and involve certain risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements due to a variety of factors, including failure to obtain regulatory approvals, failure to meet other closing conditions of the proposed transaction and risks associated with acquisitions. Additional factors are described in the company's publicly available filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.













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
                                                              Year Ended                           Quarter Ended
                                                    -------------------------------      --------------------------------
                                                     12/31/2001         12/31/2000         12/31/2001         12/31/2000
Revenue                                             $ 22,358,171      $     595,182      $   8,375,328      $     595,182
Operating expenses                                    19,083,874          1,257,614          6,914,742            664,673

  Operating income                                     3,274,297           (662,432)         1,460,586            (69,491)

Interest income, net                                     (81,278)          (201,252)             4,419            (67,865)
Amortization of goodwill                                 578,651             15,214            215,884             15,214

  Net income before taxes                              2,776,924           (476,394)         1,240,283            (16,840)

Provision (benefit) for income taxes                    (620,425)                 -         (1,005,380)                 -

  Net income                                           3,397,349           (476,394)         2,245,663            (16,840)

Preferred stock dividends                                236,000             16,000             56,000             16,000

  Net income applicable to common shareholders      $  3,161,349      $    (492,394)     $   2,189,663      $     (32,840)

Proforma adjustment:
  Deferred income tax benefit                          1,544,327                  -          1,544,327                  -

  Proforma net income excluding tax benefit         $  1,617,022      $    (492,394)     $     645,336      $     (32,840)

Earnings per share:
  Basic                                             $       0.40      $       (0.21)     $        0.19      $       (0.01)
  Diluted                                           $       0.39      $       (0.21)     $        0.19      $       (0.01)
  Proforma basic                                    $       0.20      $       (0.21)     $        0.06      $       (0.01)
  Proforma diluted                                  $       0.20      $       (0.21)     $        0.05      $       (0.01)

Weighted average common shares outstanding:
  Basic                                                8,000,042          2,296,000         11,696,287          2,516,667
  Diluted                                              8,051,607          2,296,000         11,747,852          2,516,667



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